Exhibit 16

CONSENT OF QUALIFIED PERSON

Gregory Wortman P.Eng.
AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-3539
Fax: (905) 829 5401
Email:  Gregory.Wortman@amec.com

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the 2012 Annual Information Form of NovaGold Resources Inc. dated February 12, 2013 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the annual report on Form 40-F.

Dated this 11th day of February, 2013.

__/s/ Gregory Wortman______________________ [Seal or Stamp]
Gregory Wortman, P.Eng.